SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          Speedcom Wireless Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   847703 10 5
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael W. McKinney
                          Speedcom Wireless Corporation
                        1748 Independence Boulevard, C-5
                             Sarasota, Florida 34234
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 26, 2000
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 6 Pages

------------------------------------------------------
CUSIP No. 847703 10 5
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================================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael W. McKinney
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  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [ ]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
  3
           SEC USE ONLY

--------------------------------------------------------------------------------
  4
           SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
  5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
  6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida

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        NUMBER OF              7      SOLE VOTING POWER
                                      5,733,628.99

         SHARES


       BENEFICIALLY           8       SHARED VOTING POWER


         OWNED BY


           EACH               9       SOLE DISPOSITIVE POWER
                                      5,733,628.99

        REPORTING


          PERSON             10       SHARED DISPOSITIVE POWER


          WITH
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,733,628.99

--------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                              [ ]

--------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            61.7%

--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*
            IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================


                               Page 2 of 6 Pages

------------------------------------------------------
CUSIP No. 847703 10 5
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           Item 1.       Security and Issuer:
           ------        -------------------

                         Common Stock, $.001 par value
                         Speedcom Wireless Corporation ("Company" or "Issuer") 1748 Independence Boulevard C-5
                         Sarasota, Florida 34234

           Item 2.       Identity and Background:
           ------        -----------------------

                         This statement is being filed by Michael W.
                         McKinney. Certain information regarding the foregoing person is set forth below.

           (a) - (b)     Name and Business Address
                         Michael W. McKinney
                         Speedcom Wireless Corporation
                         1748 Independence Boulevard, C-5
                         Sarasota, Florida 34234

           (c)           Principal Occupation and Employment
                         Chairman and Chief Executive Officer, Director of Speedcom Wireless Corporation

           (d) - (e)     During the last five years, Mr. McKinney has
                         not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           (f)           Citizenship

                         United States





                               Page 3 of 6 Pages

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CUSIP No. 847703 10 5
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           Item 3.       Source and Amount of Funds or Other Consideration:
           ------        -------------------------------------------------

                         Pursuant to an Agreement and Plan of Merger dated August 4, 2000, Speedcom Wireless International Corporation ("Speedcom") merged with and into LTI Holdings, Inc.("LTI") with LTI as the surviving corporation. The consideration for the acquisition of the Company's shares was shares of Speedcom stock that were converted into Company stock as a result of the merger. The shares are held in MWM Family Ltd., a partnership of which Mr. McKinney is the general partner.

           Item 4.       Purpose of Transaction:
           ------        ----------------------

                                  The shares have been acquired for and are
                         being held for investment purposes. Mr. McKinney has no plans or proposals which relate to or would result in:

                                  a.   The acquisition by any person of
                         additional securities of the Issuer, or the disposition of securities of the Issuer;

                                  b.   An extraordinary corporate transaction,
                         such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                  c.   A sale or transfer of a material amount
                         of assets of the Issuer or any of its subsidiaries;

                                  d.   Any change in the present board of
                         directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                                  e.   Any material change in the present
                         capitalization or dividend policy of the Issuer:

                                  f. Any other material change in the Issuer's business or corporate structure;

                                  g.   Changes in the Issuer's charter, bylaws
                         or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                  h.   Causing a class of securities of the
                         Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                  i.   A class of equity securities of the
                         Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                                  j.   Any action similar to any of those
                         enumerated above.




                               Page 4 of 6 Pages

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CUSIP No. 847703 10 5
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           Item 5.       Interest in Securities of the Issuer.
           ------        ------------------------------------

                         Pursuant to Rule 13d-3, Mr. McKinney is deemed to be the beneficial owner of all 5,733,628.99 shares which represent 61.7% of the shares of common stock believed to be outstanding. Mr. McKinney has sole investment management authority for the shares and accordingly, has sole voting and dispositive power over the shares.

                         Of the shares, 5,615,400 shares are held by a general partnership, MWM Family Ltd., 99% of which is owned by Mr. McKinney and members of his family. Mr. McKinney is the sole managing general partner.

                         Pursuant to his employment contract, Mr. McKinney also has 105,049.99 options to purchase common stock which are currently exercisable. In addition, Mr. McKinney has 13,179 options which he received in 1999 which are currently exercisable.

                         The amounts shown do not include an additional 467,950.01 options that are not presently exercisable and will not become exercisable in the next 60 days.

           Item 6.       Contracts, Arrangements, Understandings or
           ------- Relationships With Respect to Securities of the Issuer. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. McKinney and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           Item 7.       Material to Be Filed as Exhibits.
           ------        --------------------------------
                         None




                               Page 5 of 6 Pages

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CUSIP No. 847703 10 5
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  October 5, 2000
----------------------
       Date


/s/ Michael W. McKinney
---------------------------------
Michael W. McKinney
Chairman, Chief Executive Officer







                               Page 6 of 6 Pages